6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of 11/06/2006


                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                               (352) 4661-11-3815
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                           Form 20-F  X     Form 40-F


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No  X
                                 --------   -----

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable

             Ternium Announces Third Quarter 2006 Results


    LUXEMBOURG--(BUSINESS WIRE)--Nov. 6, 2006--Ternium S.A. (NYSE:TX) announced today its results for the third quarter ended September 30, 2006.

    The financial and operational information contained in this press release is based on consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.

    Summary of Third Quarter 2006 Results

    --  Net sales of US$1.7 billion.

    --  Shipments of flat and long products totaling 2.2 million tons.

    --  Operating income of US$508.2 million, or 29% of net sales.

    --  EBITDA(a) of US$614.9 million, or 35% of net sales.

    --  Equity holders net income of US$257.4 million.

    -- Earnings per American Depositary Share (ADS) of US$1.28 (each ADS represents 10 shares of Ternium's common stock).

    Market Background and Outlook

    Ternium's main steel markets in the South & Central America Region continued to perform well during the third quarter 2006, while shipments in the North America Region were lower compared to the second quarter, affected by slower economic growth, increased imports and a de-stocking process in the distribution sectors in the U.S. and Mexico. Steel prices increased during the third quarter in all of Ternium's markets.

    In the immediate future, Ternium expects demand and prices for its products to remain stable in the South & Central America Region and to soften in the North America Region due to the de-stocking process and the potential for slower economic growth in the U.S. Ternium does not foresee any sizeable impact related to fluctuations in raw material and energy costs.

    Production

    Ternium's production in the third quarter 2006 reached 2.5 million tons of crude steel, while 1.9 million tons of hot rolled coils (HRC) and 0.5 million tons of long products were manufactured from semi-finished products. During the third quarter 2006 there was a lower output of flat and long steel products at Ternium's Venezuelan and Mexican operations, partially offset by higher production levels at its Argentine facility.

    On September 11, 2006 a union-led work slowdown began at Sidor arising from a dispute over employee benefits. This slowdown affected the production levels of some of Sidor's finished product lines, while slab and billet production levels were not affected. Some of Sidor's unionized employees also conducted work stoppages related to their dispute that lasted for two days in October and six days in November. These actions have reduced Sidor's output, as of November 6, 2006, by an estimated 170 thousand tons of crude steel, while production of flat and long hot rolled steel also decreased by an estimated 340 thousand tons. The production decrease had a minimal impact on Sidor's sales during the third quarter due to existing inventories. Ternium continues to negotiate to reach a resolution on this matter with the union representing Sidor's employees.

    At the end of October, Siderar's blast furnace #2 was taken out of operation for a planned 110-day relining after more than ten consecutive years of successful operation. Siderar expects that the resulting supply gap to its hot rolled mill will be compensated by semi-finished steel inventories built for this purpose. Therefore finished steel production and shipments from Ternium's Argentine operation should continue at ordinary levels. Upon completion of the relining, the daily production capacity of Siderar's blast furnace #2 is expected to rise by almost 11% from 6.5 thousand tons to 7.2 thousand tons.

    Analysis of Third Quarter 2006 Results versus Second Quarter 2006
Results

    As a result of the consolidation of Amazonia's and Hylsamex's results and other financial data since February 15, 2005, and August 22, 2005, respectively, Ternium's results and other financial data for the year 2006 or any quarters in 2006 are likely to vary significantly from the results and other financial data for the year 2005 or the corresponding quarters in 2005. Accordingly, Ternium currently intends to make quarterly comparisons on a sequential basis through the third quarter of 2006. From the fourth quarter of 2006 onwards, comparisons are intended to be made on a quarterly year-over-year basis.

    Third quarter of 2006 and second quarter of 2006 figures consolidate the results of Hylsamex, Siderar and Sidor together with all other consolidating subsidiaries.

    Net income for the third quarter was US$354.0 million, compared to US$289.2 million in the second quarter. Net income attributable to the Company's equity holders was US$257.4 million in the third quarter compared to US$232.6 million in the second quarter. Earnings per ADS were US$1.28 in the third quarter compared to US$1.16 in the second quarter, based on 2,004,743,442 shares outstanding and a conversion rate of 10 shares of common stock per ADS.

    Net sales for the third quarter increased 2% to US$1.7 billion compared to the previous quarter due to higher prices partially offset by lower volumes. Shipments of flat and long products reached 2.2 million tons, a decrease of 8% compared to the second quarter, while revenue per ton shipped increased 9% to US$741 in the third quarter.

    Sales of flat products during the third quarter totaled US$1.3 billion, an increase of 1% compared to the second quarter. This was the result of higher prices offset by lower volumes. Shipments were
1.7 million tons in the third quarter, a decrease of 8% compared to the previous quarter as a result of lower demand in the North America Region, and lower sales of slabs in the South & Central America Region in preparation for the relining of blast furnace #2 in Argentina. Revenue per ton shipped increased 9% to US$774 in the third quarter from the prior quarter.

    Sales of long products were US$339.2 million during the third quarter, a decrease of 1% compared to the previous quarter. This decrease was mainly due to lower volumes partially offset by higher prices. Shipments were 532.8 thousand tons in the third quarter, representing an 8% decrease versus the second quarter, as the previously tight supply/demand balance for long products in the North America Region returned to more normal levels during the third quarter. Revenue per ton shipped increased 8% quarter-over-quarter to US$637.


                 Net Sales            Shipments        Revenue / ton
               (million US$)       (thousand tons)       (US$/ton)
            ----------------------------------------------------------
               3Q      2Q   Dif.    3Q      2Q   Dif.   3Q    2Q  Dif.
              2006    2006         2006    2006        2006  2006
            ----------------------------------------------------------

  South &
   Central
   America    819.9   772.1   6% 1,123.6 1,161.9  -3%   730   665  10%
  North
   America    483.1   520.1  -7%   554.9   656.2 -15%   871   792  10%
  Europe &
   other        9.2     7.8  18%    17.2    15.9   8%   535   493   9%
            -------------------- -------------------- ----------------
Total flat
 products   1,312.2 1,300.0   1% 1,695.6 1,834.1  -8%   774   709   9%

  South &
   Central
   America    146.1   130.8  12%   244.8   237.3   3%   597   551   8%
  North
   America    193.1   211.9  -9%   288.0   341.5 -16%   670   620   8%
            -------------------- -------------------- ----------------
Total long
 products     339.2   342.7  -1%   532.8   578.8  -8%   637   592   8%

----------------------------------------------------------------------
Total flat
 and long
 products   1,651.4 1,642.7   1% 2,228.4 2,412.9  -8%   741   681   9%
----------------------------------------------------------------------

Other
 products
 (1)           92.1    66.4  39%
            --------------------

--------------------------------
Total Net
 Sales      1,743.5 1,709.1   2%
--------------------------------

(1) Includes pig iron and pellets.


    Sales of other products were US$92.1 million during the third quarter, an increase of 39% compared to the previous quarter, mainly due to higher shipments of iron ore pellets in Mexico and Venezuela.

    Flat and long products sales in the South & Central America Region were US$966.0 million during the third quarter, an increase of 7% versus the previous quarter. This increase was mainly due to higher prices, partially offset by lower volumes. Shipments were 1.4 million tons during the third quarter, or 2% lower than the previous quarter, mainly due to decreased shipments of slabs from Argentina carried out in the third quarter. Revenue per ton shipped increased 9% quarter-over-quarter to US$706, mainly due to price increases implemented in both product categories.

    Sales of flat and long products in the North America Region were US$676.2 million in the third quarter, a decrease of 8% compared to the previous quarter, due to lower volumes partially offset by higher prices. Shipments totaled 0.8 million tons during the third quarter, or 16% lower than the previous quarter. This decrease was mainly attributable to lower sales of flat products -- due to softer demand as a result of the de-stocking process in Mexico and the U.S. -- and long products -- due to the normalization of a previously tight supply/demand balance in the region. Revenue per ton shipped increased 9% quarter-over-quarter to US$802 in the third quarter.

    Cost of sales totaled US$1.1 billion in the third quarter, or 62% of net sales, compared to US$1.1 billion, or 63% of net sales, in the previous quarter. Total cost of sales remained relatively stable as the decrease in shipments offset an increase in the average cost of the metallic charge mix used in Venezuela and Mexico and in other costs. The increase in the average cost of the metallic charge mix used in Venezuela was mainly due to a higher consumption of hot briquetted iron (HBI) as a result of a decrease in direct reduction iron (DRI) availability when one of Sidor's DRI production units underwent a planned 50-day revamping. The unit has already been re-commissioned with an expected 20% increase in productivity, which should result in an increase in the production of DRI in the future.

    Natural gas and electricity costs remained relatively stable in the third quarter compared to those of the previous quarter. Labor costs increased in Argentina mainly as a result of raises to unionized workers. Labor costs in Venezuela and Mexico were relatively stable quarter-over-quarter.

    Selling, general and administrative (SG&A) expenses in the third quarter were US$152.7 million, or 9% of net sales, compared to US$155.4 million, or 9% of net sales, in the previous quarter. The decrease in the SG&A figure versus the previous quarter was mainly due to lower freight costs for Ternium's finished products caused by the decrease in shipments during the third quarter.

    Operating income in the third quarter was US$508.2 million, or 29% of net sales, compared to US$476.7 million, or 28% of net sales, in the previous quarter. EBITDA(b) in the third quarter was US$614.9 million, or 35% of net sales, compared to US$582.2 million, or 34% of net sales, in the previous quarter.

    Net financial expenses were US$87.2 million in the third quarter, compared to US$108.2 million in the previous quarter. This reduction was primarily due to a decrease of US$16.1 million in the excess cash distribution related to Sidor's participation accounts and a US$4.5 million decrease in net interest expense that was mainly associated with a reduction in net debt.

    Sidor's excess cash distribution related to the participation account was US$144.4 million in the third quarter compared to US$184.4 million in the previous quarter. Ternium's subsidiaries received US$86.3 million in the third quarter compared to US$110.2 million in the second quarter, while payments to minority shareholders of Sidor resulted in expenses of US$58.2 million in the third quarter, compared to expenses of US$74.2 million in the previous quarter.

    Income tax expense for the third quarter was US$71.7 million, or 17% of income before income tax and minority interest. This expense included a gain of US$31.3 million as a result of Sidor's lower deferred tax liability mainly due to the inflation effect in the value of fixed assets for tax purposes in accordance with Venezuelan tax laws.

    Income attributable to minority interest for the third quarter was US$96.7 million, compared to US$56.6 million in the previous quarter.

    Cash Flow and Liquidity

    Net cash provided by operating activities in the third quarter was US$286.4 million. This included an increase in working capital of US$190.1 million mainly due to higher inventories and trade receivables. Inventories of goods in process and finished goods increased in Mexico mainly as a result of lower shipments, while inventories of raw materials and goods in process increased in Argentina mainly due to the planed stoppages for the relining of blast furnace #2 and for a hot rolled mill investment program.

    Net cash used in investing activities during the third quarter was US$94.1 million, mainly related to capital expenditures of US$94.5 million. The main investments made during the quarter were: the relining of blast furnace #2, the new coking facilities and the new slab reheating furnace in Argentina; the upgrading of hot rolled mill #1 in Mexico; and the revamping of one Midrex module for the production of DRI and investments in an oxygen plant in Venezuela.

    Net cash used in financing activities during the third quarter was US$283.3 million. Financial debt decreased by US$287.2 million quarter-over-quarter to US$1.3 billion, mainly due to the US$100.0 million pre-payment and US$45.4 million scheduled amortization of the Ternium S.A. Syndicated Loan and US$75.0 million pre-payment in full of certain syndicated loans at Hylsamex. Ternium's net debt as of September 30, 2006 was US$472.9 million.

    Forward-Looking Statements

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

    About Ternium

    Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products. Ternium has operating locations in Mexico, Argentina and Venezuela that provide it with a strong position from which to serve its core markets. In addition, Ternium reaches the global markets through its own distribution network. More information about Ternium is available at www.ternium.com.


Consolidated income statement

----------------------------------------------------------------------
US$ million     3Q        2Q        9M        3Q       2Q       9M
               2006      2006      2006    2005 (1) 2005 (1) 2005 (1)
----------------------------------------------------------------------
 Net sales    1,743.5   1,709.1   4,981.4  1,152.0  1,060.3   2,979.8
 Cost of
  sales      (1,082.4) (1,078.1) (3,147.6)  (670.3)  (493.4) (1,581.8)
             --------- --------- --------- -------- -------- ---------
Gross profit    661.1     631.0   1,833.8    481.7    566.9   1,398.0
 Selling,
  gen. and
  admin.
  expenses     (152.7)   (155.4)   (459.1)  (148.6)  (114.6)   (328.2)
 Other
  operating
  income
  (expense),
  net            (0.2)      1.1       2.7    (36.9)    (6.8)    (44.7)
             --------- --------- --------- -------- -------- ---------
Operating
 income         508.2     476.7   1,377.4    296.2    445.5   1,025.1
 Financial
  expenses,
  net           (87.2)   (108.2)   (318.9)   (77.3)   (63.8)   (180.0)
 Excess of
  fair value
  of net
  assets
  acquired
  over cost        --        --        --       --       --     188.4
 Equity in
  earnings
  (losses)
  of
  associated
  companies       4.8       0.9       3.8      2.2     (0.2)     21.3
             --------- --------- --------- -------- -------- ---------
Income
 before
 income tax
 expense        425.8     369.4   1,062.3    221.1    381.5   1,054.8
  Income tax
   expense      (71.7)    (80.2)   (224.6)   (44.9)   (57.1)   (150.7)

----------------------------------------------------------------------
Net income
 for the
 period         354.0     289.2     837.7    176.2    324.4     904.1
----------------------------------------------------------------------

Attributable
 to:

----------------------------------------------------------------------
 Equity
  holders of
  the
  Company       257.4     232.6     655.0     89.2    140.0     566.9
----------------------------------------------------------------------
 Minority
  interest       96.7      56.6     182.7     86.9    184.4     337.3
             --------- --------- --------- -------- -------- ---------
                354.0     289.2     837.7    176.2    324.4     904.1

(1) Combined consolidated financial information on the basis of common control.


Consolidated balance sheet

----------------------------------------------------------------------
                US$ million                 September 30, December 31,
                                                2006          2005
----------------------------------------------------------------------

  Property, plant and equipment, net &
   other assets                                  5,374.9      5,464.8
  Intangible assets, net                           541.8        552.9
  Investment in associated companies, net           13.3          9.1
  Other investments, net                            13.3         12.6
  Deferred tax assets                               37.6         29.1
  Trade & other receivables, net                    61.0         47.9
                                            ------------- ------------
Total non-current assets                         6,041.9      6,116.4

  Receivables                                      220.2        291.3
  Other assets                                        --          3.2
  Derivative financial instruments                   6.8          5.4
  Inventories, net                               1,267.1      1,000.1
  Trade receivables, net                           609.4        472.8
  Other investments                                   --          5.2
  Cash and cash equivalents                        825.7        765.6
                                            ------------- ------------
Total current assets                             2,929.1      2,543.6

Non-current assets classified as held for
 sale                                                9.5           --
                                            ------------- ------------

----------------------------------------------------------------------
Total assets                                     8,980.5      8,660.0
----------------------------------------------------------------------

Shareholders' equity                             3,592.6      1,842.5
Minority interest in subsidiaries                1,800.0      1,733.5

----------------------------------------------------------------------
Minority interest & shareholders' equity         5,392.7      3,575.9
----------------------------------------------------------------------

  Provisions                                        59.4         53.5
  Deferred income tax liabilities                  952.7      1,048.2
  Other liabilities                                217.7        187.9
  Trade payables                                      --          1.2
  Borrowings                                       799.4      2,399.9
                                            ------------- ------------
Total non-current liabilities                    2,029.2      3,690.6

  Provisions                                          --          0.7
  Current tax liabilities                          216.3        127.0
  Other liabilities                                172.4        194.1
  Trade payables                                   653.2        555.3
  Derivative financial instruments                  17.5           --
  Borrowings                                       499.2        516.4
                                            ------------- ------------
Total current liabilities                        1,558.7      1,393.4

                                            ------------- ------------
Total liabilities                                3,587.8      5,084.1

----------------------------------------------------------------------
Liabilities, minority interest &
 shareholders' equity                            8,980.5      8,660.0
----------------------------------------------------------------------


Consolidated cash flow statement

----------------------------------------------------------------------
          US$ million            3Q 2006 2Q 2006  9M 2006  9M 2005 (1)
----------------------------------------------------------------------

  Net income                      354.0   289.2     837.7       904.1
  Adjustments for:
    Depreciation and
     amortization                 106.7   105.5     318.5       205.5
    Income tax accruals less
     payments                       0.8    (7.4)      4.3       (25.1)
    Excess of fair value of net
     assets acquired over cost       --      --                (188.4)
    Equity in (earnings) losses
     of associated companies       (4.8)   (0.9)     (3.8)      (21.3)
    Derecognition of property,
     plant & equipment               --     0.1       1.7        42.5
    Interest accruals less
     payments                     (12.6)   17.8     (10.7)       11.2
  Changes in provisions             6.7    13.6      31.7        (3.5)
  Changes in working capital     (190.1)  (71.4)   (274.1)       (4.1)
  Currency translation
   adjustment and others           25.7    10.6      33.4        (2.2)
                                 ------- ------- --------- -----------

----------------------------------------------------------------------
Net cash provided by operating
 activities                       286.4   357.0     938.6       918.9
----------------------------------------------------------------------

  Capital expenditures            (94.5)  (97.7)   (280.1)     (124.7)
  Change in trust funds              --     5.2       5.2        88.8
  Acquisition of business (2)        --   (47.9)   (103.1)   (2,186.9)
  Proceeds from sale of
   property, plant & equipment      0.4     0.2       1.0         2.4
                                 ------- ------- --------- -----------

----------------------------------------------------------------------
Net cash (used in) provided by
 investing activities             (94.1) (140.1)   (377.0)   (2,220.5)
----------------------------------------------------------------------

  Dividends paid in cash and
   other distributions to
   company's equity shareholders     --      --                (238.7)
  Dividends paid in cash and
   other distributions to
   minority shareholders             --   (27.2)    (27.2)     (126.0)
  Net proceeds from Initial
   Public Offering                   --      --     525.0          --
  Contributions from
   shareholders                      --      --       3.1        54.8
  Proceeds from borrowings         86.7    25.2     123.2     2,051.0
  Repayment of borrowings        (369.9) (201.4) (1,124.8)     (593.8)
                                 ------- ------- --------- -----------

----------------------------------------------------------------------
Net cash used in financing
 activities                      (283.3) (203.4)   (500.7)    1,147.4
----------------------------------------------------------------------

----------------------------------------------------------------------
Increase (decrease) in cash and
 cash equivalents                 (90.9)   13.4      60.9      (154.3)
----------------------------------------------------------------------

(1) Combined consolidated financial information on the basis of common control.

(2) Corresponds to the purchase of Impeco and other assets from Acindar in 1Q 2006 and to the purchase of Worthington Industries' 50% equity interest in Acerex in 2Q 2006.


                                        Shipments
----------------------------------------------------------------------
  Thousand tons    3Q 2006 2Q 2006 9M 2006     3Q       2Q       9M
                                            2005 (1) 2005 (1) 2005 (1)
----------------------------------------------------------------------

----------------------------------------------------------------------
  South & Central
   America         1,123.6 1,161.9 3,330.2  1,045.5    926.9  2,565.9
----------------------------------------------------------------------
  North America      554.9   656.2 1,854.3    231.5    260.3    737.4
----------------------------------------------------------------------
  Europe & other      17.2    15.9    59.7    120.6    145.4    437.5
----------------------------------------------------------------------
Total flat
 products          1,695.6 1,834.1 5,244.2  1,397.6  1,332.6  3,740.8
----------------------------------------------------------------------

----------------------------------------------------------------------
  South & Central
   America           244.8   237.3   719.0    235.2    168.4    492.6
----------------------------------------------------------------------
  North America      288.0   341.5   926.0    152.7     30.2    220.7
----------------------------------------------------------------------
Total long
 products            532.8   578.8 1,645.0    387.8    198.6    713.2
----------------------------------------------------------------------

----------------------------------------------------------------------
Total flat and
 long products     2,228.4 2,412.9 6,889.2  1,785.4  1,531.2  4,454.0
----------------------------------------------------------------------

(1) Combined consolidated financial information on the basis of common control.

                                      Revenue / ton
----------------------------------------------------------------------
     US$/ton       3Q 2006 2Q 2006 9M 2006     3Q       2Q       9M
                                            2005 (1) 2005 (1) 2005 (1)
----------------------------------------------------------------------

----------------------------------------------------------------------
  South & Central
   America            730     665      686      658      725      693
----------------------------------------------------------------------
  North America       871     792      806      755      549      623
----------------------------------------------------------------------
  Europe & other      535     493      525      561      607      635
----------------------------------------------------------------------
Total flat
 products             774     709      726      666      677      672
----------------------------------------------------------------------

----------------------------------------------------------------------
  South & Central
   America            597     551      554      543      498      529
----------------------------------------------------------------------
  North America       670     620      612      446      526      476
----------------------------------------------------------------------
Total long
 products             637     592      586      505      503      512
----------------------------------------------------------------------

----------------------------------------------------------------------
Total flat and
 long products        741     681      693      631      655      647
----------------------------------------------------------------------

(1) Combined consolidated financial information on the basis of common control.


                                        Net Sales
----------------------------------------------------------------------
   US$ million     3Q 2006 2Q 2006 9M 2006     3Q       2Q       9M
                                            2005 (1) 2005 (1) 2005 (1)
----------------------------------------------------------------------

----------------------------------------------------------------------
South & Central
 America             819.9   772.1 2,283.2    688.3    671.7  1,777.9
----------------------------------------------------------------------
North America        483.1   520.1 1,495.0    174.8    142.9    459.3
----------------------------------------------------------------------
Europe & other         9.2     7.8    31.3     67.7     88.2    278.0
----------------------------------------------------------------------
Total flat
 products          1,312.2 1,300.0 3,809.6    930.8    902.8  2,515.2
----------------------------------------------------------------------

----------------------------------------------------------------------
South & Central
 America             146.1   130.8   398.3    127.8     83.9    260.6
----------------------------------------------------------------------
North America        193.1   211.9   566.4     68.0     15.9    104.9
----------------------------------------------------------------------
Total long
 products            339.2   342.7   964.7    195.8     99.8    365.5
----------------------------------------------------------------------

----------------------------------------------------------------------
Total flat and
 long products     1,651.4 1,642.7 4,774.3  1,126.6  1,002.6  2,880.7
----------------------------------------------------------------------

----------------------------------------------------------------------
Other products (2)    92.1    66.4   207.2     25.4     57.7     99.2
----------------------------------------------------------------------

----------------------------------------------------------------------
Total net sales    1,743.5 1,709.1 4,981.4  1,151.9  1,060.3  2,979.8
----------------------------------------------------------------------

(1) Combined consolidated financial information on the basis of common control.

(2) Includes pig iron and pellets.


    (a) EBITDA equals operating income plus depreciation and amortization.

    (b) EBITDA equals operating income of US$508.2 million plus depreciation and amortization of US$106.7 million.



    CONTACT: Ternium S.A.
             Investor Relations:
             Sebastian Marti
             USA: +1-866-890-0443
             Mexico: +52-81-8865-2111
             Argentina: +54-11-4018-2389
             www.ternium.com

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing its results for the third quarter of the year 2006.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TERNIUM S.A.


By:/s/ Roberto Philipps                         By:/s/ Daniel Novegil
   --------------------                            ------------------
Name: Roberto Philipps                          Name: Daniel Novegil
Title: Chief Financial Officer                  Title: Chief Executive Officer



Dated: November 6, 2006